                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                           ---------------------------

                                    FORM 11-K
                              FOR ANNUAL REPORTS OF
               EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS
                        PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                   (Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934.

                   For the fiscal year ended December 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

           For the transition period from ____________ to ____________


                         Commission File Number 0-20212


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                      ARROW INTERNATIONAL, INC. 401(K) PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Arrow International, Inc.
                                 P.O. Box 12888
                           Reading, Pennsylvania 19612

                     ARROW INTERNATIONAL, INC. 401 (K) PLAN

                                Table of Contents

                                                                        PAGE NO.

FINANCIAL STATEMENTS:

     Report of Beard Miller Company LLP, Independent Registered             1
         Public Accounting Firm

     Statements of Net Assets Available for Benefits as of                  2
         December 31, 2005 and 2004

     Statements of Changes in Net Assets Available for Benefits             3
         for the years ended December 31, 2005 and 2004

     Notes to Financial Statements                                          4

SUPPLEMENTARY SCHEDULE:

     Schedule of Assets (Held at End of Year)                               9

     Signature                                                             10

     Exhibit Index                                                         11

                     ARROW INTERNATIONAL, INC. 401 (K) PLAN

             Report of Independent Registered Public Accounting Firm


To the Administrative Committee
Arrow International, Inc. 401(k) Plan



         We have audited the accompanying statements of net assets available for benefits of the Arrow International, Inc. 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Arrow International, Inc. 401(k) Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                              /s/ BEARD MILLER COMPANY LLP



Beard Miller Company LLP
Reading, Pennsylvania
June 21, 2006

                     ARROW INTERNATIONAL, INC. 401 (K) PLAN

                 Statements of Net Assets Available for Benefits
                           December 31, 2005 and 2004


                                                 2005          2004
                                             -----------   -----------

                  Assets


Investments, at fair value:
    Money market fund                        $ 5,825,703   $ 5,863,009
    Mutual funds                              47,239,357    43,952,989
    Arrow International, Inc. common stock 8,171,234 8,484,165 Investments, at cost:
    Participant loans                          2,409,897     2,183,402
                                             -----------   -----------

                                              63,646,191    60,483,565
                                             -----------   -----------

Receivables:
    Participants' contributions                   37,367             0
    Employer's contributions                      99,590        78,124
                                             -----------   -----------

                                                 136,957        78,124
                                             -----------   -----------

    Net Assets Available for Benefits        $63,783,148   $60,561,689
                                             ===========   ===========


                 See accompanying notes to financial statements

                     ARROW INTERNATIONAL, INC. 401 (K) PLAN

           Statements of Changes in Net Assets Available for Benefits
               Years Ended December 31, 2005 and December 31, 2004

                                                              2005            2004
                                                          ------------    ------------
Investment Income
     Net appreciation in fair value of investments        $  1,071,186    $  4,883,009
     Interest and dividends                                  1,635,215       1,032,534
                                                          ------------    ------------

                                                             2,706,401       5,915,543
                                                          ------------    ------------

Contributions
     Participants                                            5,113,751       4,601,470
     Rollovers                                                 585,252         497,648
     Employer, cash                                          1,267,169       1,202,515
     Employer, Arrow International, Inc. common stock          891,373         858,809
                                                          ------------    ------------

                                                             7,857,545       7,160,442
                                                          ------------    ------------

Benefits Paid to Participants                               (7,333,306)     (3,126,565)
                                                          ------------    ------------

Administrative Expenses                                         (9,181)         (8,810)
                                                          ------------    ------------

         Net Increase                                        3,221,459       9,940,610

Net Assets Available for Benefits - Beginning of Period     60,561,689      50,621,079
                                                          ------------    ------------

Net Assets Available for Benefits - End of Period         $ 63,783,148    $ 60,561,689
                                                          ============    ============


                 See accompanying notes to financial statements

                     ARROW INTERNATIONAL, INC. 401 (K) PLAN

                          Notes to Financial Statements
               Years Ended December 31, 2005 and December 31, 2004

Note 1 - Description of Plan

              The following brief description of the Arrow International, Inc. 401(k) Plan (the Plan) is provided for general purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

              General

                  The Plan is a contributory, defined contribution plan which was adopted on September 1, 1991 to establish a deferred compensation arrangement under the provisions of Section 401(a) of the Internal Revenue Code (the Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to be a qualified plan under Section 401(a) of the Code. Effective September 1, 2003, the Plan year-end was changed to December 31 from August 31.

              Eligibility

                  All employees of Arrow International, Inc. (the Company) and any of its affiliates which adopt the Plan are eligible to participate in the Plan immediately upon hire except (i) non-resident aliens and (ii) employees who are not scheduled to work 1,000 hours or more annually; provided, however, any employee who does work or is credited with at least 1,000 hours of service during a plan year will be eligible to participate.

              Participant Accounts

                  Each participant's account is credited with the participant's contributions and credited or charged with allocations of (a) the Company's contributions and (b) Plan investment earnings and losses, and administrative expenses, if any.

              Forfeited Accounts

                  As of December 31, 2005 and 2004, forfeited employer matching non-vested accounts amounted to $39,139 and $45,626, respectively. Forfeitures of employer matching non-vested accounts are used to reduce the employer's matching 401(k) contribution. During the periods ended December 31, 2005 and 2004, forfeitures of $40,000 and $11,477, respectively, were applied against employer contributions.

              Vesting

                  Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A participant becomes 20% vested in the Company's discretionary contributions to the Plan after one year of service. Vesting increases 20% each year until the participant is fully vested after five years of credited service.

                     ARROW INTERNATIONAL, INC. 401 (K) PLAN

                          Notes to Financial Statements
               Years Ended December 31, 2005 and December 31, 2004



Note 1 - Description of Plan (Continued)

              Contributions

                  Employee Tax Deferred Contributions

                      Eligible participants may contribute up to 20% of their pre-tax earnings. The participants may direct their accounts into several different investment options. Participants are not permitted to allocate more than 50% of their contribution to the Arrow International Common Stock Fund. Contributions are subject to certain limitations.

                  Employer Contributions

                      The Plan sponsor can make discretionary matching contributions to the Plan. During the years ended December 31, 2005 and 2004, the Company made this discretionary matching contribution at the rate of 50% of every dollar contributed by employees up to a maximum of 2% of the employee's pre-tax salary. Contributions are subject to certain limitations.

                  Other Employer Contributions

                      The Plan sponsor is permitted to make a discretionary contribution to the Plan for the benefit of all employees. This contribution is to be made in the form of the Company's common stock. During the years ended December 31, 2005 and 2004, the Plan sponsor chose to make this contribution at the rate of 1% of each employee's monthly salary. Once this contribution is made, participants have the ability to liquidate the stock and move the proceeds into other Plan investment options. Participants are immediately 100% vested in this contribution. Contributions are subject to certain limitations.

              Participant Loans

                  Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms may not exceed five years unless the loan is for the purchase of a primary residence. Loans are secured by the balance in the participant's account and bear interest at the prime rate. Loans are repaid through regular payroll deductions.

              Administrative Costs

                  Substantially all plan expenses are paid by the Plan sponsor.

                     ARROW INTERNATIONAL, INC. 401 (K) PLAN

                          Notes to Financial Statements
               Years Ended December 31, 2005 and December 31, 2004



Note 2 - Summary of Accounting Policies

              A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

              Basis of Accounting

                  The accompanying financial statements have been prepared on the accrual basis of accounting.

              Estimates

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              Investment Valuation and Income Recognition

                  T. Rowe Price Trust Company is the Plan's trustee and recordkeeper.

                  Money market funds, mutual funds, and the Company's common stock are stated at quoted market prices. Participant loans are stated at their unpaid principal balance which approximates their fair value. The change in the difference between fair value and the cost of investments is reflected in the statements of changes in net assets available for benefits as a component of the net realized and unrealized appreciation (depreciation) in fair value of investments.

                  Investments of the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

                  Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

              Payment of Benefits

                  Benefit payments to participants are recorded when paid.

                  There were distributions due participants in the amount of $1,287 and $-0- at December 31, 2005 and 2004, respectively.

                     ARROW INTERNATIONAL, INC. 401 (K) PLAN

                          Notes to Financial Statements
               Years Ended December 31, 2005 and December 31, 2004



Note 3 - Investments

              The following table represents plan investments at December 31, 2005 and 2004. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                 December 31, 2005         December 31, 2004
                                            ------------------------    -------------------------
                Investments                    Cost       Fair Value        Cost       Fair Value
                                            -----------   -----------   -----------   -----------
At Fair Value as Determined by Quoted
     Market Prices:
         Money market fund, T. Rowe Price
              Prime Reserve Fund            $ 5,825,703   $ 5,825,703   $ 5,863,009   $ 5,863,009

         Mutual funds:
              T. Rowe Price Balanced Fund     9,703,514    10,827,320     9,453,981    10,712,051
              T. Rowe Price Blue Chip
                  Growth Fund                16,445,110    19,349,693    18,374,370    20,741,910
              Other mutual funds             15,535,614    17,062,344    11,298,920    12,499,028

         Common stock, Arrow
              International, Inc.             6,330,146     8,171,234     5,600,019     8,484,165

At Cost, Which Approximates Fair Value:
         Participant loans                    2,409,897     2,409,897     2,183,402     2,183,402
                                            -----------   -----------   -----------   -----------

                                            $56,249,984   $63,646,191   $52,773,701   $60,483,565
                                            ===========   ===========   ===========   ===========

              During the years ended December 31, 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                        2005           2004
                                                                     -----------    -----------
          Investments at fair value as determined by quoted market
               prices:
                   Arrow International, Inc. common stock            $  (557,949)   $ 1,536,440
                   Mutual funds                                        1,629,135      3,346,569
                                                                     -----------    -----------

                                                                     $ 1,071,186    $ 4,883,009
                                                                     ===========    ===========

                     ARROW INTERNATIONAL, INC. 401 (K) PLAN

                          Notes to Financial Statements
               Years Ended December 31, 2005 and December 31, 2004



Note 4 - Plan Termination

              Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.


Note 5 - Income Tax Status

              The Plan obtained its latest determination letter on December 18, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


Note 6 - Parties-in-Interest Transactions

              Certain Plan investments are mutual funds that are managed by T. Rowe Price, the Plan's trustee and a party-in-interest to the Plan. The Plan also has a common stock fund which holds shares of common stock of Arrow International, Inc., the Plan sponsor and a party-in-interest. The Plan held 281,864 shares and 273,771 shares of Arrow International, Inc. common stock at December 31, 2005 and December 31, 2004, respectively.

              Fees paid during the years ended December 31, 2005 and 2004 for administrative services rendered by parties-in-interest were based on customary and reasonable rates for such services.


Note 7 - Excess Contributions

              As of December 31, 2005 and 2004, net assets available for benefits include approximately $46,000 and $34,000, respectively, due to certain active participants for excess deferral contributions. Excess contributions associated with the Plan year ended December 31, 2004, in the amount of $34,000, were recorded as benefit payments for 2005. The excess contributions as of December 31, 2005 will be recorded as benefit payments when distributed in 2006.

                     ARROW INTERNATIONAL, INC. 401 (K) PLAN

                    Schedule of Assets (Held at End of Year)

Form 5500 - Schedule H - Line 4i
EIN:  23-1969991
PN:  004
December 31, 2005



                                                                     Description of                **            Current Value
 (a)              Identity of Issue (b)                              Investment (c)             Cost (d)              (e)
----------------------------------------------------------------------------------------------------------------------------------
  *         T. Rowe Price Prime Reserve Fund                       Money Market Fund               N/A            $   5,825,703
  *         T. Rowe Price Balanced Fund                               Mutual Fund                  N/A               10,827,320
  *         T. Rowe Price Blue Chip Growth Fund                       Mutual Fund                  N/A               19,349,693
  *         T. Rowe Price International Stock Fund                    Mutual Fund                  N/A                2,283,478
  *         T. Rowe Price Spectrum Income Fund                        Mutual Fund                  N/A                1,847,995
  *         T. Rowe Price Equity Income Fund                          Mutual Fund                  N/A                2,193,311
  *         T. Rowe Price Equity Index 500 Fund                       Mutual Fund                  N/A                2,259,088
  *         T. Rowe Price Mid-Cap Value Fund                          Mutual Fund                  N/A                1,216,710
  *         T. Rowe Price Small-Cap Value Fund                        Mutual Fund                  N/A                1,512,874
  *         T. Rowe Price Mid-Cap Growth Fund                         Mutual Fund                  N/A                1,546,608
  *         T. Rowe Price Small-Cap Stock Fund                        Mutual Fund                  N/A                  700,608
  *         T. Rowe Price Retirement Income Fund                      Mutual Fund                  N/A                  100,353
  *         T. Rowe Price Retirement 2005 Fund                        Mutual Fund                  N/A                    7,107
  *         T. Rowe Price Retirement 2010 Fund                        Mutual Fund                  N/A                  855,233
  *         T. Rowe Price Retirement 2015 Fund                        Mutual Fund                  N/A                   63,798
  *         T. Rowe Price Retirement 2020 Fund                        Mutual Fund                  N/A                  984,780
  *         T. Rowe Price Retirement 2025 Fund                        Mutual Fund                  N/A                  243,152
  *         T. Rowe Price Retirement 2030 Fund                        Mutual Fund                  N/A                  883,757
  *         T. Rowe Price Retirement 2035 Fund                        Mutual Fund                  N/A                   20,627
  *         T. Rowe Price Retirement 2040 Fund                        Mutual Fund                  N/A                  341,341
  *         T. Rowe Price Retirement 2045 Fund                        Mutual Fund                  N/A                    1,524
  *         Arrow International, Inc.                                 Common Stock                 N/A                8,171,234
  *         Participant loans                                        5.00% to 10.5%                -0-                2,409,897
                                                                                                                ----------------
                                                                                                                    $63,646,191
                                                                                                                ================


*     Party-in-interest.
** Historical cost has not been presented as all investments are participant directed.

                     ARROW INTERNATIONAL, INC. 401 (K) PLAN

                                    SIGNATURE

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan), have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                         ARROW INTERNATIONAL, INC. 401(k) PLAN




Date: June 27, 2006                      By:    /s/  John C. Long
                                              ----------------------------------
                                              John C. Long
                                              Vice President, Secretary and
                                              Treasurer

                     ARROW INTERNATIONAL, INC. 401 (K) PLAN

                                  EXHIBIT INDEX

EXHIBIT NO.

23.1 Consent of Beard Miller Company LLP, Independent Registered Public Accounting Firm